ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended December 31, 2009

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE AMEX under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the year ended December 31, 2009 is prepared as of March 30, 2010 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the year ended December 31, 2009, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then optioning to other parties for further exploration and development.  Exploration was carried out during the period on several properties to prepare them for possible optioning out and the Company negotiated a new option agreement on the Tuligtic project in Mexico with Antofagasta Minerals S.A., on the Nicoamen River project in British Columbia with Fairmont Resources Inc. and on the Bufa project in Mexico with Lincoln Mining Corporation.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities during the year.

Almaden’s cash position at December 31, 2009 was $13.1 million.  Expenditures during the year were partially offset by two financings, one for $2,601,000 and a $215,000 flow-through financing (see “Liquidity and Capital Resources”).

RESULTS OF OPERATIONS – Fourth Quarter

For the quarter ended December 31, 2009, the Company recorded a net loss of $877,125 or $0.02 per share (2008 - $1,364,193 or $0.03 per share).  The decrease in net loss was primarily due to a permanent write-down of marketable securities of $890,179 in the comparable quarter.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended December 31, 2009, revenue primarily consisted of interest earned  on the successful outcome of the mineral tax appeal.  During the quarter ended December 31, 2008, revenue consisted of interest income and other income from a drilling program undertaken on behalf of a third party.

General and administrative expenses were consistent in the fourth quarters ended December 31, 2009 and 2008.  The Company participated in the New Orleans Investment Conference and continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  The Company’s Chairman also made presentations to brokers and fund managers in London and Paris during the current quarter.

General exploration expenses of $91,707 were lower during the quarter ended December 31, 2009 (2008 - $161,574) as a result of a decrease in regional exploration being undertaken in the quarter.

Significant non-cash items in both quarters include write-downs of interests in mineral properties which fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.  During the current quarter, the Company recorded a receivable resulting from the successful outcome of the mineral tax appeal.

Summary of quarterly information

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Dec 31 2009	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	Jun 30 2008	Mar 31 2008
Total revenues	$84,900	$251,813	$501,673	$383,715	$367,766	$(79,912)	$297,264	$260,683
Net loss	877,125	464,192	591,241	260,401	1,364,193	1,017,095	887,160	693,194
Net loss per share	0.02	0.01	0.01	0.01	0.03	0.03	0.02	0.01
Income (loss) on mineral property options	25,806	6,705	32,976	11,873	(5,322)	239,916	89,184	10,465
Write-down of interests in mineral properties	102,204	91,334	558,133	139,140	373,705	628,405	219,407	219,148
Stock option compensation	67,500	-	-	-	340,600	36,400	65,000	39,600
Working capital	14,529,582	12,796,918	12,629,904	12,747,944	13,177,348	13,767,486	15,876,451	16,567,588
Total assets	25,659,423	23,577,652	23,866,203	24,502,185	24,402,080	25,581,920	27,713,317	27,588,325

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of stock based compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down the value of mineral properties and these amounts can also vary significantly with the exploration results.

RESULTS OF OPERATIONS – Year to date

For the year ended December 31, 2009, the Company recorded a net loss of $2,192,959 or $0.05 per share (2008 – $3,961,642 or $0.09 per share).  The decrease in net loss was primarily due to an increase in other income from exploration and drilling contractor services provided to a third party and a decrease in general exploration expenses and write-downs of interests in mineral properties.  Also, the current year resulted in a loss on foreign exchange compared to a gain in the pervious year.

Because the Company is an exploration company, it has no revenue from mining operations.  During the year ended December 31, 2009, revenue consisted of interest income and other income from exploration and drilling contractor services provided to a third party.  During the year ended December 31, 2008, revenue consisted mainly of interest income, other income from exploration and drilling contractor services provided to third parties and the sale of certain geological data.

General and administrative expenses were $1,291,253 in the year ended December 31, 2009, consistent with the year ended December 31, 2008.  The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference and New Orleans Investment Conference.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  The Company’s Chairman also made presentations to brokers and fund managers in London and Paris during the year.

General exploration expenses were $665,055 in the year ended December 31, 2009 (2008 - $1,125,202).  The decrease is due to less regional exploration being undertaken in Mexico and western USA.  In the comparable year, general exploration expenses also included an amount for a late invoice received in the period for a property which was dropped in prior periods.

Summary of annual information

The following table sets forth selected annual financial information for each of our last three years:

	2009	2008	2007

Total revenues	$ 1,222,101	$ 845,801	$ 752,298
Net loss	2,192,959	3,961,642	1,048,820
Net loss per share	0.05	0.09	0.02
Income on mineral property options	77,360	334,243	1,577,696
Write-down of interests in mineral properties	890,811	1,440,665	746,873
Stock option compensation	67,500	481,600	700,500
Working capital	14,529,582	13,177,348	17,415,132
Total assets	25,659,423	24,402,080	27,969,639

The Company has not in the past and does not presently intend to pay dividends in the foreseeable future, as earnings, if any, would be retained for use in developing and expanding its business.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had working capital of $14,529,582 including cash and cash equivalents of $13,142,671 compared to working capital of $13,177,348 including cash and cash equivalents of $12,318,950 at December 31, 2008. The increase in working capital and cash and cash equivalents is primarily due to two private placement financings and lower expenditures on mineral properties.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2009 was $1,839,421 or $1,564,653 above book value as presented in the financial statements.  The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment related to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The Company appealed the Ministry’s decision and on July 3, 2009, the Supreme Court of British Columbia made judgement in favour of the Company.  The $281,871 the Company paid and expensed in order to reduce the exposure to interest charges will be refunded with interest (received).  Costs were also awarded to the Company.  The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for 2010 and 2011.   The Company has no long-term debt.

Cash used in operations during the quarter ended December 31, 2009 was $407,347 (2008 – $500,122), after adjusting for non-cash activities.  Significant non-cash items include increases to both accounts receivable and accounts payable.

During the current quarter, $2,491,115 was received net of share issue costs on closing a private placement financing of 3,060,000 units at a price of $0.85 per unit.   Each unit consists of one share and one-half warrant entitling the holder to purchase one additional common share at a price of $1.40 per share for two years from the closing. The Company also received $59,752 on the exercise of 154,000 stock options.   During the comparable quarter, $91,539 was received from the exercise of stock options and $53,782 net of share issue costs was received on closing a private placement financing of 86,000 units at a price of $0.70 per unit.  Each unit consists of one flow-through share and one non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share for one year from the closing.

Cash used for investing activities during the fourth quarter of 2009 was $159,755 (2008 – $425,995).  Significant items include expenditures on mineral property interests of $189,221 (2008 - $342,391) after the recovery of $189,221 from Antofagasta relating to the Tuligtic project including further evaluation of the Elk gold property in B.C. ($141,356), a bathymetric survey on the ATW property in the NWT ($49,962) and a drill program on the Tuligtic property in Mexico.   Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off.

Cash used in operations in the year ended December 31, 2009 was $946,188 (2008 - $1,260,980) after adjusting for non-cash activities.   Significant changes in non-cash items include write-down of mineral properties and a permanent write-down of marketable securities in the previous year.

During the current year, the Company received $2,700,202 net of share issue costs on closing two private placement financing.  One consisted of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  The second consisted of 3,060,000 units at a price of $0.85 per share.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement.   154,000 stock options were also exercised during the year.  During the comparable year, $814,870 was received from the issuance of 103,500 flow-through common shares at $2.50 per share and 86,000 flow-through units at $0.70 per unit pursuant to private placements less share issue costs, and $520,211 was received on the exercise of 866,691 stock options.

Cash used for investing activities during the year ended December 31, 2009 was $930,293 (2008 - $1,783,700).  Significant items in the current period include investments made in mineral property interests.  Investments made in mineral properties in the year ended December 31, 2009 was $1,119,474 after the recovery of $1,109,180 during the year (2008 - $3,105,824) and include a drill program on the Tuligtic property ($855,200), further evaluation on the ATW diamond property in the Northwest Territories ($399,103), further evaluation of the Elk gold property in B.C. ($322,384) and a geological mapping and sampling program on the Caldera property ($154,765). Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s primary properties during the year ended December 31, 2009.   Significant items in the comparable period include investments made in mineral property interests and the sale of equity securities.  The Company disposes of its equity securities when, in the view of management, favorable market conditions exist for any of its holdings.

EXPLORATION PROJECTS

CANADA

Elk – The Company continued metallurgical testwork related to the Elk deposit with the intention of identifying the optimal process flowsheet.  Previous testwork has identified gold recoveries of around 95% for both gravity/cyanide and also gravity/flotation based circuits.  Further work is in progress evaluating open-pit potential on the property utilizing the updated resource model prepared by independent geological consulting firm Lions Gate Geological Consulting Inc. A National Instrument 43-101 compliant resource estimate is available at www.sedar.com.  During the year ended December 31, 2009, $322,384 was spent on further evaluation of the property. Further metallurgical studies are underway and a preliminary economic analysis is being prepared.

ATW - The Company has a net 64.8% interest in this diamond property through its ownership of shares in ATW Resources Ltd. which is holding the claims in trust.  During 2008, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Electron microprobe analysis of some KIMs indicated the possibility of five separate sources of these minerals clustered in an area of about two kilometers by eight hundred metres.  A review of previous geophysical anomalies was completed which selected drilling targets.  A diamond drill program in March 2009 tested nine targets, none of which were kimberlite.  Several claims were surveyed and brought to lease and a further bathymetric survey carried out.   During the year ended December 31, 2009, the Company incurred $399,103 of costs on the project.

Nicoamen River – During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont must incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.  Fairmont completed geological and geophysical (IP) surveys.  Several targets were identified and a drill program is anticipated early in 2010.  Fairmont is currently applying for a TSX Venture Exchange listing.

UNITED STATES

Willow – The Willow property was acquired by staking in 2007 and is 100% owned by the Company.  At the end of 2008, compilation of data was underway and a large anomalous IP feature coincident with gold in soil and promising alteration had been located.  The Company completed further geological analysis to select drill targets. The Company will apply for drill permits in the coming year.  During the year ended December 31, 2009, the Company incurred $38,193 maintaining the property.

MEXICO

Caballo Blanco – During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  During the quarter ended March 31, 2009, CGH announced 14 diamond drill holes were completed for a total of 3,603 metres. News releases describing the results are available at www.sedar.com.   The Company incurred $17,062 of costs on the property during the year ended December 31, 2009 which were not recovered from NGEx.   In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of exploration programs.

Tuligtic - On March 23, 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the property by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of March 23, 2009.  Antofagasta can earn an additional 15% interest in the property by funding and delivering a feasibility study on or before the seventh anniversary date of the effective date of the agreement. Further geological mapping was carried out and drill targets selected. Drilling commenced at the end of June 2009 and continued through the third quarter.  Copper, gold and molybdenum mineralization was intersected in most holes confirming the geological model.  In December, a further hole was drilled on the property.  During the year ended December 31, 2009, the Company incurred $855,200 of exploration costs on the property, including $421,673 on a drill program, as operator on behalf of Antofagasta. The Company received US$1,000,000 from Antofagasta for exploration on the property. In February 2010, Antofagasta terminated its option on the property.

San Carlos  - Reconnaisance geological mapping and sampling undertaken in early 2009 produced further encouragement. A news release describing the results is available at www.sedar.com.  During the year ended December 31, 2009, the Company incurred $101,732 of exploration costs including $50,053 in claim maintenance costs. At December 31, 2009, the Company has written down the carrying value of this property to $1.  A drill program is being considered for this property.

Caldera - This property was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.   During the year  ended December 31, 2009, the Company incurred $154,765 in exploration costs on the property.  A drill program is being considered for this property.

VARIOUS OTHER PROPERTIES

Viky - During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has viewed the Apex work and considers the main target on the property remains untested. During the year ended December 31, 2009, the Company incurred $17,349 in costs to maintain the claims which were written off to operations.

Yago – In 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire could earn a 60% interest in the property.  On March 24, 2009 Spire acknowledged they were in default in observing the terms of the agreement and quit claimed and released all interest in the prospect back to the Company. Further claims were acquired and the Carretara property is now connected to the Yago claim block. Sampling at Carretara (also known as Gallo de Oro) produced encouraging results.  Several other groups have expressed interest in the property.  During the year ended December 31, 2009, the Company incurred $16,026 in acquisition costs and $31,677 in exploration costs which were written off to operations.

Bufa - The Company re-negotiated its option with Lincoln Gold Corporation (“Lincoln”) in April 2007.  In November 2009, the Company entered into an agreement whereby Lincoln will purchase 100% interest in the property for the issuance of 6,000,000 common shares of Lincoln to the Company.   This agreement was finalized in February 2010.  The Company retains a 2% NSR.

Matehuapil and Santa Isabela - During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013.  Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”). The Company has no planned 2010 exploration program with all work being conducted by Golden Minerals.  During the year ended December 31, 2009, the Company received option payments from Golden Minerals in the amount of $109,958.  Further work is expected on several targets identified by Golden Minerals who have applied for drill permits for the project.

 Realito – During the year ended December 31, 2009, a rock, soil and stream sediment sampling program was completed on this 100% owned project in Sonora State, Mexico at a cost of $56,424 which was written off to operations.  Further mapping and soil and rock-chip sampling provided mixed results.  No decision has been made on a further work program.

Tarsis Resources Ltd. (formerly Tarsis Capital Corp.) - The Company owns 4,100,000 common shares of Tarsis Resources Ltd. (“Tarsis”), representing 27.6% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis were issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issuance was completed.  Also, during the second quarter of 2008, the Company sold the Prospector Mountain copper silver gold prospect to Tarsis for $30,000, 100,000 common shares and a 2% net smelter royalty. On July 7, 2009, Tarsis completed a private placement and Almaden’s interest was diluted from 33.2% to 27.6%.

Qualified Person under NI 41-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Executive Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at December 31, 2009, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the officers have concluded that, as of December 31, 2009, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information relating to the Company and its consolidated subsidiaries would be known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  The chief executive officer and chief financial officer concluded that there has been no change in the Company’s internal control over financial reporting during the three month period ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. In April 2007, the Company entered into contracts with its CEO and COO for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 2 years. Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.  In 2007 the Company also entered into an agreement with its CFO and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at December 31, 2009 for each period.

	2010	2011	2012	2013	Total

Office lease	$60,070	5,000	-	-	$60,570
Executive contracts	$330,000	$330,000	-	-	$660,000
Financial services agreement	$60,000	-	-	-	$60,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

All costs relating to the acquisition, exploration and development of the Company’s mineral properties are capitalized and all income from mineral property options is credited against these costs. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.  An impairment in value would be indicated if the assets’ carrying value exceeds the estimated recoverable amount.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable, marketable securities,  and accounts payable. Other than marketable securities, the fair values of its financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose us to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The Company determines compensation expense using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and expense such to operations over the vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, issued by the CICA.  The new standard replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement established standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new standard does not have a material impact on the Company’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee (EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”.  It states that an entity’s own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

Financial Instruments Disclosures

Effective December 31, 2009, the Company has adopted the amendments to Section 3862, Financial Instruments – Disclosures, which are effective for annual financial statements for fiscal years ending after September 30, 2009 and which enhance current disclosure requirements for financial instruments, as discussed further in Note 16 to the consolidated financial statements.  These amendments require disclosure of additional details about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.

Mining Exploration Costs

In March 2009, the CICA issued the EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization on exploration costs related to mining properties.  EIC-174 is to be applied retrospectively without restatement of prior periods in interim and financial statements.  The Company adopted this EIC effective March 1, 2009.  The Company has evaluated the new standard and determined that the adoption of these new requirements will have no material impact on the Company’s financial statements.

Future accounting pronouncements

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

Business Combinations

In January 2009, the CICA issued Sections 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests.  These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including a change in the basis of measurement of non-controlling interests and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective in 2011.

Effective January 1, 2010, the Company early adopted Sections 1582, 1601 and 1602 in accordance with the transitional provisions.  The adoption of Sections 1601 and 1602 does not have a material impact on the Company’s consolidated financial statements.  Whether the Company will be materially affected by the new recommendations of Section 1582 will depend on the specific facts of business combinations, if any, occurring subsequent to January 1, 2010.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  The Company commenced its IFRS conversion project in late 2007.  The project consists of four phases:  raise awareness; assessment; design; and implementation.  With the assistance of an external expert advisor, the Company completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company.  While a number of differences were identified, the areas of highest potential impact included property, plant and equipment, certain aspects of revenue recognition, income taxes, employee future benefits, stock-based compensation, presentation, and disclosure, as well as the initial selection of applicable transition exemptions under the provisions of IFRS 1 First Time Adoption.  The Company has not identified further areas subject to significant change during subsequent phases of the transition project.  The conversion project is on-schedule, and a timetable for opening balance sheet and comparative information preparation is in place for 2010.  All activities required to be complete prior to January 1, 2010 were completed in 2009, including designation of all hedging arrangements in an IFRS-compliant manner.

The current focus of the project is identification of local level impacts for the opening balance sheet in each of the Company’s operations, and finalization of the IFRS 1 transition exemptions to be taken.  The following summary of opening balance sheet transitional provisions to be adopted and their likely impacts indicates the progress of our work in each topic area identified as having a potential high impact.  It is not an exhaustive list; if further transitional elections are found to be beneficial to the transition process as the opening balance sheet preparation progresses, then such exemptions may be taken.

Fixed assets:  No transitional elections will be taken.  The Company will retain assets at historical costs upon transition rather than taking the allowed election to recognize assets at fair value. The technical analysis completed by the Company has indicated that the transition to IFRS will not have a material impact on the Company’s fixed asset or associated accumulated depreciation balance upon transition.

Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $125,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $30,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $115,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$13,142,671	$-	$-	$13,142,671
Inventory	274,768	-	-	274,768
Mineral properties	8,416,597	-	-	8,416,597
	$21,834,036	$-	$-	$21,834,036

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at March 30, 2010, 49,380,145 common shares were outstanding.

During the year ended December 31, 2009, the Company closed two private placement financings.  One consisting of 226,316 units at a price of $0.95 per unit for proceeds of $215,000 before share issue costs.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date.  Also, 7,000 non-flow-through common shares were issued to an agent in consideration of their services. Another consisting of 3,060,000 units at a price of $0.85 per share for proceeds of $2,601,000 before share issue costs.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share for two years after the closing date.   236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit for two years after the closing date was issued to a finder in respect of this placement. The Company also received $59,752 on the exercise of 154,000 stock options during the year.

In March 2010, the Company completed an agreement to issue 350,000 units on a private placement basis at a price of $1.00 per unit.  Each unit to consist of one common flow-through share and one-half non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.25 per share for one year.  A finder’s fee is to be paid on part of the placement.  The Company also received $34,000 on the exercise of 50,000 stock options subsequent to December 31, 2009.

The following table summarizes information about warrants outstanding at March 30, 2010:

Number of warrants	Expiry date	Exercise price

113,158	March 31, 2010	$1.15
1,648,000	December 17, 2011	$1.40
236,000	December 17, 2011	$0.85
175,000	March 16, 2011	$1.25
2,172,158

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 9(c) to the consolidated financial statements.

During the year ended December 31, 2009, the Company granted 150,000 stock options at an exercise price of $0.81 expiring November 25, 2014.

Subsequent to year end, the Company granted 1,140,000 stock options at an exercise price of $1.14 expiring January 4, 2015.

The following table summarizes information about stock options outstanding at March 30, 2010:

Number of shares	Expiry date	Exercise price

240,000	June 17, 2010	$1.79
140,000	September 15, 2010	$1.07
1,795,000	July 6, 2011	$2.50
500,000	September 10, 2012	$2.32
100,000	November 15, 2012	$2.68
50,000	December 13, 2012	$2.52
40,000	March 17, 2013	$2.35
605,000	December 29, 2013	$0.68
150,000	November 25, 2014	$0.81
1,140,000	January 4, 2015	$1.14
4,760,000

Related party transactions

A company controlled by the Chairman of the Board of the Company was paid $165,000 for technical services and $24,200 for general and administrative services during the year ended December 31, 2009 (2008 - $171,375).

A company controlled by an officer of the Company was paid $60,000 (2008 - $61,000) for professional services rendered during the year ended December 31, 2009.

A company controlled by a director of the Company was paid $3,780 (2008 -$Nil) for consulting services rendered during the year ended December 31, 2009.

An officer of the Company was paid $52,875 (2008 - $52,375) for technical services rendered during the year ended December 31, 2009.

During the year ended December 31, 2009, $33,000 (2008 - $nil) was paid in Directors fees.

A company with a common officer holds 25,000 warrants of the Company.

Accounts receivable at December 31, 2009 included $13,179 (2008 - $35,646) due from related companies.

Accounts payable at December 31, 2009 included $Nil (2008 - $15,847) due to related companies.

Proposed transactions

The Company has no proposed transactions at this time.

Trends

After a period of low prices, metals rose to record levels and then turned sharply downward and have now risen well above their lows but not to the record highs of 2008. This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. These factors require frequent review of plans and budgets against a backdrop of fewer good exploration and development new projects along with the long term shortage of skilled exploration personnel.

Previous merger and acquisition activity in large organizations has slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In the past year, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed were seeking to acquire so called advanced properties acquired many of these rather than conduct a result, there are fewer such properties available at a time when there is an appetite to finance such properties. There is a risk that successful promotion will lead to the funding of undeserving projects. grassroots exploration.  As

The uncertain times have lead to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization, of trade and markets has been more important to the mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, good exploration projects based on sound geological work continues.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal project’s in anticipation of increasing demand and prices.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 30, 2010 there were 4,760,000 stock options and 2,172,158 warrants outstanding. Directors and officers hold 4,135,000 of the options and 625,000 are held by employees and consultants of the Company.  Directors and officers hold 2,500 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company will continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The current credit contraction and market conditions may last for some time.  Therefore, the Company plans to proceed with prudence and caution so that it will still be in a strong competitive position when market conditions for exploration projects improve and also so it may take advantage of bargain opportunities that may present under current conditions.

Management believes that precious and base metal prices will improve and when that happens there should be renewed demand for the Company’s properties. Current market conditions may require that projects be more advanced before joint ventures deals or options can be made and the Company’s strong cash position will enable it to do this.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the year ended December 31, 2009
(unaudited)
	Elk	ATW	Willow	Caballo Blanco	Tuligtic	San Carlos	Caldera	Various Other	Total 2009	Total 2008
	$	$	$	$	$	$		$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	148,254	4,321	11,070	38,306	50,205	366,395	1,740,696	1,687,654
Additions								79,616	79,616	717,551
Proceeds from options								-20,900	-20,900	-489,630
Recoveries									0	-75,942
Writedown of deferred
acquisition costs						-38,305		-148,073	-186,378	-433,180
Income on mineral properties								77,360	77,360	334,243

Balance, end of period	1,075,694	46,451	148,254	4,321	11,070	1	50,205	354,398	1,690,394	1,740,696

Deferred Exploration Costs
Balance, beginning of year	4,847,674	448,760	294,417	49,632	277,339	189,709	217,696	169,826	6,495,053	5,160,981

Costs incurred during the period
Drilling and related costs		321,217			421,673			23,852	766,742	352,904
Professional/technical fees	107,447	5,884		4,062	108,414	22,040	31,198	83,957	363,002	382,514
Claim maintenance/lease cost	1,500	9,630	23,948	4,639	60,980	50,053	52,239	103,660	306,649	508,403
Geochemical	1,215				43,900	1,960	12,301	24,151	83,527	498,265
Travel	12,700	27		3,162	49,048	11,325	17,474	46,364	140,100	308,044
Geology, engineering	142,473	1,687		6,628			12,000		162,788	231,266
Salaries and wages			14,186	2,727	71,207	11,009	21,051	12,251	132,431	120,311
Supplies & misc.	1,055	69	59		93,679	2,196	2,652	10,898	110,608	64,825
Geophysical	21,421	60,589			6,300	3,150	5,850	26,665	123,975	49,270
Reclamation, environmental	34,573								34,573	6,918
Proceeds from options								-109,958	-109,958	-122,660
Recoveries				-4,156	-1,109,180			-65,518	-1,178,854	-58,503
Write-down of deferred
exploration costs						-291,442		-412,991	-704,433	-1,007,485

	322,384	399,103	38,193	17,062	-253,979	-189,709	154,765	-256,669	231,150	1,334,072

Balance, end of period	5,170,058	847,863	332,610	66,694	23,360	0	372,461	-86,843	6,726,203	6,495,053

Total	6,245,752	894,314	480,864	71,015	34,430	1	422,666	267,555	8,416,597	8,235,749